Filed pursuant to Rule 253(g)(2)

File No. 024-11897

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC

SUPPLEMENT NO. 4 DATED JANUARY 4, 2024

TO THE OFFERING CIRCULAR DATED MARCH 6, 2023

This document supplements, and should be read in conjunction with, the offering circular of Roots Real Estate Investment Community I, LLC (the “Company”), dated March 6, 2023 and filed with the Securities and Exchange Commission (the “Commission”) on March 6, 2023, as the same has been supplemented from time to time (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the meaning as set forth in the Offering Circular.

The purpose of this supplement is to disclose (i) the acquisition of an additional two (2) properties and the assumption of debt in connection with same; (ii) the acquisition of an additional sixteen (16) properties; (iii) the updated Net Asset Value (“NAV”) per Unit; and (iv) the Company’s declaration of a distribution to its Members.

Property Acquisitions and Assumption of Debt

On December 29, 2023 Roots Real Estate Investment Community I, LLC (the “Company”) closed an agreement effective December 31, 2023 to acquire the following two (2) curated properties from the Company’s sponsor, Seed InvestCo, LLC. In the transaction, the Company assumed $1,100,000 of debt secured by the properties at an interest rate of 5.5% for forty-three (43) months commencing January 1, 2024.

Property Address:	615 Oliver Street NW Atlanta, GA 30318
Description:	This 5,160-square-foot multifamily was built in 1960 and has 10 units, comprising 12 bedrooms and 10 bathrooms. The property sits on approximately 0.19 acres.
Purchase Price by Roots:	$1,425,000 cash purchase
Current Market Value:	$1,600,000

Property Address:	619 Oliver Street NW Atlanta, GA 30318
Description:	This 1,883 square-foot multi-family was built in 1980 and has 2 units, each comprising 3 bedrooms and 2 bathrooms, and sits on approximately 0.13 acres.
Purchase Price by Roots:	$395,000 cash purchase
Current Market Value:	$425,000

Additional Property Acquisitions

On December 29, 2023, the Company also closed an agreement effective December 31,2023 to acquire the following sixteen (16) curated properties from the Company’s sponsor, Seed InvestCo, LLC:

Property Address:	1320 Martin Luther King Jr Drive Atlanta, GA 30314
Description:	This 1,506 square-foot home was built in 1960 and has 5 bedrooms and 2 bathrooms and sits on approximately 0.11 acres.
Purchase Price by Roots:	$280,000 cash purchase
Current Market Value:	$300,000
Property Address:	412 Todd Street Atlanta, GA 30312
Description:	This 3,392-square-foot multifamily was built in 1971 and has 4 units, each comprising 2 bedrooms and 1 bathroom. The property sits on approximately 0.19 acres.

Purchase Price by Roots:	$1,100,000 cash purchase
Current Market Value:	$1,425,000

Property Address:	934 Ridgecrest Road Mableton, GA 30126
Description:	This 1,972 square foot split-level home was built in 1959 and has 3 bedrooms and 2 bathrooms and sits on approximately 0.5 acres.
Purchase Price by Roots:	$395,000 cash purchase
Current Market Value:	$455,000

Property Address:	9120 Griffin Lane SW Covington, GA 30014
Description:	This 1,067-square-foot single-family home was built in 1972 and has 3 bedrooms and 1 bathroom and sits on approximately 0.23 acres.
Purchase Price by Roots:	$170,000 cash purchase
Current Market Value:	$185,000

Property Address:	98 Ashton Court Jonesboro, GA 30238
Description:	This 1,225 square-foot single-family home was built in 1971 and has 3 bedrooms and 1 bathroom and sits on approximately 0.26 acres.
Purchase Price by Roots:	$175,000 cash purchase
Current Market Value:	$227,000

Property Address:	8928 Wesley Place Jonesboro, GA 30238
Description:	This 1,237 square-foot single-family home was built in 1979 and has 3 bedrooms and 2 bathrooms and sits on approximately 0.20 acres.
Purchase Price by Roots:	$190,000 cash purchase
Current Market Value:	$230,000

Property Address:	8219 Sussex Drive Jonesboro, GA 30238
Description:	This 1,275 square-foot single-family home was built in 1954 and has 3 bedrooms and 1 bathroom and sits on approximately 0.28 acres.
Purchase Price by Roots:	$170,000 Cash purchase
Current Market Value:	$180,000

Property Address:	6636 Dorian Drive, Union City, GA 30291
Description:	This 1,300 square-foot single-family home was built in 1970 and has 3 bedrooms and 1.5 bathrooms and sits on approximately 0.39 acres.
Purchase Price by Roots:	$205,000 cash purchase
Current Market Value:	$215,000

Property Address:	6176 Crestview Lane Forest Park, GA 30297
Description:	This 1,215 square-foot single-family home was built in 1963 and has 4 bedrooms and 2 bathrooms and sits on approximately 0.53 acres.
Purchase Price by Roots:	$184,000 cash purchase
Current Market Value:	$192,000

Property Address:	1433 Sharon Street NW Atlanta, GA 30314
Description:	This 1,104 square-foot single-family home was built in 1940 and has 3 bedrooms and 1 bathroom and sits on 0.39 acres.
Purchase Price by Roots:	$197,000 cash purchase
Current Market Value:	$270,000

Property Address:	65 Barber Road Covington, GA 30016
Description:	This 1,911 square foot single-family home was built in 1971 and has 3 bedrooms and 3 bathrooms and sits on approximately 0.37 acres.
Purchase Price by Roots:	$221,500 cash purchase

Current Market Value:	$275,000

Property Address:	387 South Bend Avenue SE Atlanta, GA 30315
Description:	This 1,239 square-foot single-family home was built in 2004 and has 3 bedrooms and 2 bathrooms and sits on approximately 0.2 acres.
Purchase Price by Roots:	$210,000 cash purchase
Current Market Value:	$250,000

Property Address:	4430 Kimball Road SW Atlanta, GA 30331
Description:	This 1,639 square-foot single-family home was built in 1965 and has 3 bedrooms and 3 bathrooms and sits on approximately 0.26 acres.
Purchase Price by Roots:	$246,000 Cash purchase
Current Market Value:	$250,000

Property Address:	5468 Park Place South Atlanta, GA 30349
Description:	This 1,266 square-foot single-family home was built in 1985 and has 2 bedrooms and 2.5 bathrooms and sits on approximately 0.1 acres.
Purchase Price by Roots:	$155,000 cash purchase
Current Market Value:	$186,000

Property Address:	2842 Mango Circle NW Atlanta, GA 30318
Description:	This 1,102 square-foot single-family home was built in 1955 and has 3 bedrooms and 1 bathroom and sits on approximately 0.25 acres.
Purchase Price by Roots:	$185,000 cash purchase
Current Market Value:	$198,000

Property Address:	559 Parkway Drive Atlanta, GA 30308
Description:	This 3,760 square-foot multi-family was built in 1930 and has 4 units, each comprising 2 bedrooms and 2.5 bathrooms. The property sits on approximately 0.15 acres.
Purchase Price by Roots:	$1,425,000 cash purchase
Current Market Value:	$1,550,000

Updated Unit Purchase Price Based On Net Asset Value (“NAV”) Per Unit

On December 29, 2023, Roots REIT Management, LLC (the “Manager”), the manager of the Company, announced that the net asset value (“NAV”) per unit of limited liability company membership interest of the Company (each, a “Unit”) will increase from $126 to $128 effective as of January 2, 2024.

As described in the Company’s Offering Circular, the purchase price of the Company’s Units is adjusted at the beginning of each fiscal quarter (or as soon as commercially reasonable thereafter) and is equal to the Company’s NAV divided by the number of Units outstanding as of the close of business on the last business day of the prior fiscal quarter. Accordingly, the purchase price will be adjusted to $128 per Unit, beginning on January 2, 2024, and will be effective until updated by the Company at the beginning of the second quarter of 2024, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

NAV per Unit is calculated by taking the total value of the Company’s assets less the total value of the Company’s liabilities, divided by the number of the Company’s Units outstanding as of December 31, 2023. The Company’s NAV per Unit is calculated by an internal valuation process that reflects several components, as described in the Company’s Offering Circular “Description of our Units—Valuation Policies.”

The Company’s NAV per Unit as of January 2, 2024, increased by $2.00 since the last NAV announcement at the beginning of the Fourth quarter of 2023.

Declaration Of Distribution

On January 2, 2024, the Manager also announced a quarterly cash distribution of $1.50 per Unit for Unit holders of record as of the close of business on November 30, 2023, excluding Units sold between December 1 through December 31, 2023. Distributions are expected to be paid prior to January 31, 2024.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: January 4, 2024

Safe Harbor Statement

This supplement to our Offering Circular may contain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated July 12, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 12, 2022, as supplemented (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.